                              --------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2006

                        Commission File Number 000-50544

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                       ---------------------------------
                 (Translation of registrant's name into English)

             11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                    Form 20-F  X  Form 40-F
                                                              ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                            Yes     No  X
                                                                ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                               --------------------

         On June 23, 2006, Lipman Electronic Engineering Ltd. and VeriFone
Holdings, Inc. issued a joint press release announcing that they have received a request for additional information from the United States Department of Justice in connection its review of VeriFone Holdings Inc.'s pending acquisition of
Lipman Electronic Engineering Ltd.

         A copy of the press release is annexed hereto as Exhibit 1 and is incorporated herein by reference. The first three paragraphs of the press release are also incorporated by reference into the Registration Statement on
Form S-8 (File No. 333-112993) and the Registration Statement on Form S-8 (File
No. 333-126955) of Lipman Electronic Engineering Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          LIPMAN ELECTRONIC ENGINEERING LTD.
                                          (Registrant)

                                          By:      /s/ Mike Lilo
                                             -----------------------------------
                                             Mike Lilo
                                             Executive Vice President, Finance
                                             and Chief Financial Officer

Dated:   June 23, 2006

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

1.                On June 23, 2006, Lipman Electronic Engineering Ltd. and
                  VeriFone Holdings, Inc. issued a joint press release
                  announcing that they have received a request for additional information from the United States Department of Justice in connection with its review of VeriFone Holdings Inc.'s pending acquisition of Lipman Electronic Engineering Ltd.